Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 9 DATED NOVEMBER 28, 2016

TO THE PROSPECTUS DATED APRIL 21, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 21, 2016 (the “Prospectus”), as supplemented by Supplement No. 2, dated July 22, 2016, Supplement No. 4, dated August 16, 2016, Supplement No. 5, dated August 31, 2016, Supplement No. 6, dated September 20, 2016, and Supplement No. 8, dated November 3, 2016. This Supplement supersedes and replaces Supplement No. 1, dated May 5, 2016, Supplement No. 3, dated August 15, 2016 and Supplement No. 7, dated October 11, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Status of Our Public Offering

On August 15, 2016, we disclosed that we will cease new sales of primary offering shares at the earlier to occur of either (i) December 31, 2016 or (ii) the date on which we raise approximately $500 million of additional gross proceeds from the sale of primary offering shares.

Since that date, we have raised additional proceeds of approximately $152 million in primary offering shares and therefore we will now be closing our offering at the earlier to occur of (i) December 21, 2016 or (ii) the date on which we raise approximately $348 million of additional gross proceeds from the sale of primary offering shares in any combination of Class A shares or Class T shares (calculated as of the date of this Supplement).

If our board of directors determines, in its sole discretion, to terminate the sale of primary shares pursuant to this offering earlier or later than the dates set forth above, we will notify stockholders by filing a supplement to this prospectus with the SEC. We plan to continue to offer shares pursuant to our distribution reinvestment plan following the cessation of the sale of primary shares in this offering.